Exhibit 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Nine Months Ended
	October 2, 2016	October 4, 2015
Earnings:

Income before income taxes	$900,862	$605,306

Add (deduct):

Fixed charges	79,371	77,885
Amortization of capitalized interest	2,166	1,830
Capitalized interest	(4,702)	(9,314)
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(798)	(4,842)

Earnings as adjusted	$976,899	$670,865

Fixed Charges:

Interest expensed and capitalized	$71,167	$68,874
Amortization of deferred debt issuance costs	1,237	901
Portion of rents representative of the interest factor (a)	6,967	8,110

Total fixed charges	$79,371	$77,885

Ratio of earnings to fixed charges	12.31	8.61

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.